NAVIOS MARITIME PARTNERS L.P.

Announces
•	Agreement to Purchase All Rights to the Panamax Vessel “Navios Sagittarius”

•	12-Month Option for the Capesize TBN I - Replacing Purchase Obligation

PIRAEUS, GREECE – June 9, 2009 - Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:  NMM), an owner and operator of Capesize and Panamax vessels, announced today that it has agreed to purchase from Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE:NM) the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt.  The $34.6 million acquisition will be funded from cash available on the balance sheet.  The vessel is expected to be delivered in the second quarter of 2009.

Angeliki Frangou, Chairman and CEO or Navios Partners commented “The acquisition of Navios Sagittarius expands our fleet to ten drybulk vessels with a combined carrying capacity of 0.85 million dwt, average age of 6.3 years and remaining average charter-out period of 4.6 years.  This acquisition demonstrates that, despite challenging times, we can grow our fleet and cash flow.  We are also pleased by the commercially sensible resolution of the TBN I obligation Navios Partners had with Navios Holdings.“

Navios Sagittarius

Navios Sagittarius is chartered out at $26,125 (net) per day until November 2018 and is expected to generate annual EBITDA of approximately $5.8 million.  This charter contract has also been insured by an AA+ rated European Union governmental agency.  The Navios Sagittarius is a chartered-in vessel, and Navios Partners has an option to purchase the vessel, beginning December 2009, at an initial price of approximately $25.9 million at current exchange rates.

TNB I: 12-Month Option Agreement

Navios Holdings has relieved Navios Partners from its obligation to purchase the Capesize vessel TBN I for $130.0 million and, upon delivery of the TBN I to Navios Holdings, will grant Navios Partners a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings will receive 1.0 million of subordinated units; these units will not be eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units.  In addition, Navios Holdings  will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the required offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

Cash Flow: Long Term and Insured

Navios Partners has entered into long-term time charters-out for its ten vessels with a remaining average term of 4.6 years, compared to 4.1 years prior to the acquisition.  This provides a stable base of revenue and distributable cash flow. Navios Partners’ charter-out contracts have been fully insured by an AA+ rated European Union governmental agency. Navios Partners has currently contracted 100.0% of its available days on a charter-out basis for 2009 and 2010, respectively, which is equivalent to $90.3 million and $96.1 million in revenue, respectively.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM), is an owner and operator of Capesize and Panamax vessels.  For more information, please visit our website at www.navios-mlp.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners' growth strategy and measures to implement such strategy; including intended distributions, expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners' filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners' expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Public & Investor Relations Contact:

Navios Maritime Partners L.P.
Investor Relations
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail:naviospartners@capitallink.com